

Projected App Download Increase
# of Downloads (by billion)
90
80
70
60
50
40
30
20
10
0
2010
2014
Year



United States Hours by Week
Hours
25,000.00
20,000.00
15,000.00
10,000.00
5,000.00
0.00
12-31-2006
02-11-2007
03-25-2007
05-06-2007
06-17-2007
07-29-2007
09-09-2007
10-21-2007
12-02-2007
01-13-2008
02-24-2008
04-06-2008
05-18-2008
06-29-2008
08-10-2008
09-21-2008
11-02-2008
12-14-2008
01-25-2009
03-08-2009
04-19-2009
05-31-2009
07-12-2009
08-23-2009
10-04-2009
11-15-2009
12-27-2009
02-07-2010
03-21-2010
05-02-2010
06-13-2010
07-25-2010
09-05-2010
10-17-2010
11-28-2010
01-09-2011
02-20-2011
04-03-2011
05-15-2011
WorkPerformedOn
06/04/2011 19:40:40 UTC